--------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE TO

                                 (RULE 14d-100)

  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                          U.S. FRANCHISE SYSTEMS, INC.

                       (Name of Subject Company (Issuer))

                              USFS ACQUISITION CO.
                                   SDI, INC.
                              HSA PROPERTIES, INC.
                           MERIDIAN ASSOCIATES, L.P.
                                 MICHAEL LEVEN
                                  ANDREA LEVEN
                                 JONATHAN LEVEN
                                  ROBERT LEVEN
                                   ADAM LEVEN
                               STEVEN ROMANIELLO
                          U.S. FRANCHISE SYSTEMS, INC.

                      (Names of Filing Persons (Offerors))

                         ------------------------------

                     CLASS A COMMON STOCK, $0.01 PAR VALUE

                         (Title of Class of Securities)

                                   902956309

                     (CUSIP Number of Class of Securities)

                   HAROLD S. HANDELSMAN                                       STEPHEN D. ARONSON, ESQ.
                         SDI, INC.                                          U.S. FRANCHISE SYSTEMS, INC.
            200 WEST MADISON STREET, SUITE 3800                            13 CORPORATE SQUARE, SUITE 250
                  CHICAGO, ILLINOIS 60606                                      ATLANTA, GEORGIA 30329
                      (312) 750-8102                                               (404) 235-7463

                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                         ------------------------------

                                                       COPIES TO:
                   BRUCE G. WILSON, ESQ.                                       ROBERT B. SCHUMER, ESQ.
                    ADAM R. KLEIN, ESQ.                                        PAUL D. GINSBERG, ESQ.
                    KATTEN MUCHIN ZAVIS                               PAUL, WEISS, RIFKIND, WHARTON & GARRISON
            525 WEST MONROE STREET, SUITE 1600                               1285 AVENUE OF THE AMERICAS
                  CHICAGO, ILLINOIS 60661                                   NEW YORK, NEW YORK 10019-6064
                      (312) 902-5200                                               (212) 373-3000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     /X/  third-party tender offer subject to Rule 14d-1.

     / /  issuer tender offer subject to Rule 13e-4.

     /X/  going-private transaction subject to Rule 13e-3.

     / /  amendment to Schedule 13d under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             INTRODUCTORY STATEMENT

    This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on October 3, 2000, relating to the third-party tender offer by USFS Acquisition Co., a Delaware corporation and wholly owned subsidiary of Pritzker family business interests, to purchase all of the issued and outstanding shares of Class A Common Stock, par value $.01 per share, and Class B Common Stock, par value $0.01 per share, of U.S. Franchise Systems, Inc., a Delaware corporation, at a price of $5.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 3, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, which together and as amended or supplemented from time to time, constitute the "Offer."

    All capitalized terms not otherwise defined herein shall have the meanings given to them in the Offer to Purchase.

ITEM 1.  SUMMARY TERM SHEET.

    Item 1 of the Schedule TO is hereby amended as follows:

(a) The paragraph under the question entitled "How Many Shares Are You Offering To Purchase?" under the section of the Offer to Purchase entitled "Summary Term Sheet" is hereby amended to insert the following sentence after the first sentence:

           "All of the Class B Common Stock is held by Michael A. Leven, USFS' chairman of the board and chief executive officer, Mr. Leven's spouse and Neal K. Aronson, USFS' current chief financial officer."

(b) The second paragraph under the question entitled "Can The Offer Be Extended And Under What Circumstances?" under the section of the Offer to Purchase entitled "Summary Term Sheet" is hereby amended and restated as follows:

           "Following the satisfaction of all the conditions to the offer and the acceptance of, and payment for, all the shares tendered during the offering period, we may elect to provide for a subsequent offering period, which would be an additional period of time during which remaining stockholders may tender their shares for the offer price. If we provide for a subsequent offering period, it will not, even if we extend it, last more than 20 business days in total. See 'The Tender Offer--Terms of the Offer.' "

(c) The tenth paragraph under the section of the Offer to Purchase entitled "Introduction" is hereby amended to insert the following sentence after the first sentence:

           "All of the outstanding shares of Class B Common Stock are held by Mr. and Mrs. Leven and Mr. Aronson."

(d) The fourteenth paragraph under the section of the Offer to Purchase entitled "Introduction" is amended by deleting the final two sentences of the paragraph.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

    Item 3 of the Schedule TO is hereby amended as follows:

        Schedule I is amended and restated as follows:

                                   SCHEDULE I

    (1) The name, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and each executive officer of SDI is set forth below. Unless otherwise indicated, the business address of each person listed below is 200 West Madison Street, Suite 3800, Chicago, Illinois 60606. Each person is a citizen of the United States of America.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
             NAME                    MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------------  ------------------------------------------------------------
Thomas J. Pritzker............  Director and President of SDI for at least the last five years. Chairman of the Board, President and Chief Executive
                                Officer of Hyatt Corporation, a diversified company
                                primarily engaged in real estate and hotel management
                                activities, for at least the last five years. Chairman of
                                the Board and President of The Pritzker Organization, LLC, a
                                private investment firm, since 1998.

Harold S. Handelsman..........  Director and Vice President, Secretary and Treasurer of SDI
                                for at least the last five years. Senior executive officer of Hyatt Corporation since 1978 and Senior Vice President,
                                General Counsel and Secretary of Hyatt Corporation since
                                1983; Director, Executive Vice President, Secretary and
                                General Counsel of The Pritzker Organization, LLC, since
                                1998; director of a number of private corporations.

Paul A. Bible.................  Director and Vice President of SDI for at least the last five years. Attorney at Bible, Hoy & Trachok for at least
                                the last five years. Business address is 201 West Liberty
                                Street, Reno, NV 89501.

Kirk Rose.....................  Vice President of SDI since September 1999. Vice
                                President-Finance of Hyatt Hotels Corporation since
                                September 1999. Director of Tax Planning for Sears Robuck
                                and Co. since 1990.

    (2) The name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and each executive officer of the Purchaser is set forth below. Unless otherwise indicated, the business address of each person listed below is 200 West Madison Street, Suite 3800, Chicago, Illinois 60606. Each person is a citizen of the United States of America.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
             NAME                    MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------------  ------------------------------------------------------------
Douglas G. Geoga..............  Director and President of the Purchaser since its inception in September 2000. President of Hospitality Investment Fund,
                                L.L.C. since 2000. President of Hyatt Hotels Corporation
                                from 1994 to 1999.

Harold S. Handelsman..........  Director and Vice President and Secretary of the Purchaser
                                since its inception. Senior executive officer of Hyatt
                                Corporation since 1978 and Senior Vice President, General
                                Counsel and Secretary of Hyatt Corporation since 1983;
                                Director, Executive Vice President, Secretary and General
                                Counsel of The Pritzker Organization, LLC since 1998;
                                director of a number of private corporations.

Glen Miller...................  Director and Vice President and Treasurer of the Purchaser
                                since its inception. President and Chief Executive Officer of Diversified Financial Management Corp. for at least the last five years.

    (3) The name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and each executive officer of HSA is set forth below. Unless otherwise indicated, the business address of each person listed below is 200 West Madison Street, Suite 3800, Chicago, Illinois 60606. Each person is a citizen of the United States of America.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
             NAME                    MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------------  ------------------------------------------------------------
Nicholas J. Pritzker..........  Director and President since its date of incorporation in
                                March 1996. Chairman of the Board and President of Hyatt
                                Development Corporation for at least the last five years.

Glen Miller...................  Director and Vice President, Treasurer and Assistant
                                Secretary of HSA since its date of incorporation in March
                                1996. President and Chief Executive Officer of Diversified
                                Financial Management Corp. for at least the last five years.

Thomas J. Pritzker............  Director and Vice President and Secretary of HSA since its date of incorporation in March 1996. Chairman of the Board,
                                President and Chief Executive Officer of Hyatt Corporation
                                for at least the last five years. Chairman of the Board and
                                President of The Pritzker Organization, LLC, since 1999.

John Kevin Poorman............  Director and Vice President of HSA since its date of incorporation in March 1996. Executive Vice President and
                                General Counsel of Pritzker Realty Group for at least the
                                last five years.

Harold S. Handelsman..........  Vice President of HSA since June 2000. Senior executive officer of Hyatt Corporation since 1978 and Senior Vice
                                President, General Counsel and Secretary since 1983;
                                Director, Executive Vice President, Secretary and General
                                Counsel of The Pritzker Organization, LLC since 1998;
                                director of a number of private corporations.

    (4) The name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and each executive officer of Meridian Investments, Inc., the general partner of Meridian, is set forth below. Unless otherwise indicated, the business address of each person listed below is 200 West Madison Street, Suite 3800, Chicago, Illinois 60606. Each person is a citizen of the United States of America.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
             NAME                    MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------------  ------------------------------------------------------------
Nicholas J. Pritzker..........  Director and President of Meridian Investments, Inc. for at
                                least the last five years. Chairman of the Board and
                                President of Hyatt Development Corporation for at least the last five years.

Thomas J. Pritzker............  Director and Vice President and Secretary of Meridian
                                Investments, Inc. for at least the last five years. Chairman of the Board, President and Chief Executive Officer of Hyatt
                                Corporation for at least the last five years. Chairman of
                                the Board and President of The Pritzker Organization, LLC,
                                since 1999.

Glen Miller...................  Director and Vice President, Treasurer and Assistant
                                Secretary of Meridian Investments, Inc. for at least the
                                last five years. President and Chief Executive Officer of
                                Diversified Financial Management Corporation for at least
                                the last five years.

John Kevin Poorman............  Vice President of Meridian Investments, Inc. for at least the last five years. Executive Vice President and General
                                Counsel of Pritzker Realty Group for at least the last five years.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
             NAME                    MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------------  ------------------------------------------------------------
Harold S. Handelsman..........  Vice President of Meridian Investments, Inc. since August
                                2000. Senior executive officer of Hyatt Corporation since
                                1978 and Senior Vice President, General Counsel and
                                Secretary of Hyatt Corporation since 1983; Director,
                                Executive Vice President, Secretary and General Counsel of
                                The Pritzker Organization, LLC since 1998; director of a
                                number of private corporations.

    (5) The name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and each executive officer of H Group Holdings, Inc. is set forth below. Unless otherwise indicated, the business address of each person listed below is 200 West Madison Street, Suite 3800, Chicago, Illinois 60606. Each person is a citizen of the United States of America.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
             NAME                    MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------------  ------------------------------------------------------------
Nicholas J. Pritzker..........  Director of H Group Holdings, Inc. for at least the last five years. Chairman of the Board and President of Hyatt
                                Development Corporation for at least the last five years.

Thomas J. Pritzker............  Director and Chairman and President of H Group Holdings,
                                Inc. for at least the last five years. Chairman of the
                                Board, President and Chief Executive Officer of Hyatt
                                Corporation for at least the last five years. Chairman of
                                the Board and President of The Pritzker Organization, LLC,
                                since 1999.

Harold S. Handelsman..........  Director and Vice President, Secretary and Treasurer of H
                                Group Holdings, Inc. for at least the last five years.
                                Senior executive officer of Hyatt Corporation since 1978 and
                                Senior Vice President, General Counsel and Secretary of
                                Hyatt Corporation since 1983; Director, Executive Vice
                                President, Secretary and General Counsel of The Pritzker
                                Organization, LLC since 1998; director of a number of
                                private corporations.

    The biography for Stephen Aronson which appears on Schedule II is amended and restated as follows:

"Stephen D. Aronson...........  Vice President, General Counsel and Secretary of the Company
                                since October 1999. From October 1997 through October 1999, the Company's Associate General Counsel and Secretary.
                                Manager of Legal Services for the Company from January 1997 through October 1997 and Manager of Business Development
                                from August 1996 through December 1996. From October 1995
                                through August 1996, legal assistant at Sills Cummis
                                Zuckerman Radin Tischman Epstein & Gross. President of
                                Metropolitan Memorabilia from April 1995 through October
                                1995."

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    Item 8 of the Schedule TO is hereby amended as follows:

    The table under the section of the Offer to Purchase entitled "Special Factors--Beneficial Ownership of Shares" is amended by deleting the reference to David E. Shaw, Sr., the 95,749 Shares reported as beneficially owned by him and the related footnote disclosure. In addition, the statement in the sixth sentence of the tenth paragraph under the section of the Offer to Purchase entitled "Introduction" regarding the number of additional Shares required to be tendered in order to satisfy the Minimum Condition is hereby amended by increasing such number of Shares by 64,862, the number of unrestricted Shares held by Mr. Shaw.

ITEMS 8 AND 13.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY AND INFORMATION
  REQUIRED BY SCHEDULE 13E-3.

    SDI owns a controlling interest in Star Investors, G.P. ("Star Investors"), an entity that holds an aggregate of 54,241 Shares, which represents less than 1% of the Shares outstanding. Star Investors received these Shares in 1999 through a stock distribution in connection with its investment in Starwood Opportunity Fund II, a private equity fund. Star Investors does not intend to tender these Shares in the Offer, but instead expects to receive the Purchase Price for the Shares upon consummation of the Merger. Because SDI may be deemed to beneficially own the Shares held by Star Investors, such Shares should be included in any reference in the Offer to Purchase to the number of Shares owned by SDI or Pritzker family business interests. The calculation of the number of Shares held by unaffiliated stockholders required to satisfy the Minimum Condition should also be correspondingly reduced by 54,241 Shares.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    Item 9 of the Schedule TO is hereby amended as follows:

    (a) The fifth full paragraph under the section of the Offer to Purchase entitled "Special Factors--Opinion of the Financial Advisor to the Company--Overview" is amended by deleting the last sentence.

    (b) The sixth full paragraph under the section of the Offer to Purchase entitled "Special Factors--Opinion of the Financial Advisor to the Company--Discounted Cash Flow Analysis" is supplemented by adding the following two sentences after the current second sentence:

               "Banc of America Securities and its affiliates have provided, and expect to continue to provide in the future, financial services to various Pritzker family business interests and have received significant fees for providing such services. In particular, H Group Holding, Inc., together with its principal direct and indirect subsidiaries, including each of the entities that comprise the Investor Group and the Purchaser, estimate that they have paid fees to Banc of America Securities and its affiliates in an amount that did not exceed $1,500,000 in the aggregate over the two year period ending June 2000."

    (c) The opinion of the financial advisor incorporated by reference to Schedule TO as Exhibit (c)(1) and attached as Annex A to the Offer to Purchase is amended by deleting the word "solely" from the first sentence of the next to last paragraph of the opinion.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Item 13 of the Schedule TO is hereby amended as follows:

(a) The last sentence of the second paragraph under the section of the Offer to Purchase entitled "Special Factors--Recommendation of the Independent Directors of the Board of Directors of USFS; Fairness of the Offer and the Merger--USFS Board of Directors" is hereby amended and restated as follows:

           "In addition, although the Board did not retain an unaffiliated representative to act on behalf of the Company's unaffiliated stockholders for purposes of negotiating the transaction or structure the transaction so as to require approval of the unaffiliated stockholders, the Board believes that the Offer and the Merger are procedurally fair to the Company's unaffiliated stockholders because of (1) the independence and the experience of the Independent Directors; (2) retention by the Board of Banc of America Securities; and (3) the fact that the use of independent directors, even though not completely unaffiliated with USFS, is a mechanism well recognized under Delaware law to ensure fairness in transactions of this type."

(b) The third paragraph under the section of the Offer to Purchase entitled "Special Factors--Recommendation of the Independent Directors of the Board of Directors of USFS; Fairness of the Offer and the Merger--USFS Board of Directors" is hereby amended and restated as follows:

           "The Board did not consider the liquidation of the Company's assets to be a viable course of action because it believed that the principal assets of the Company (primarily the Hawthorn, Best Inns and Microtel brands and associated contract rights) would realize less value if sold in a manner other than as a going concern. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer and the Merger. Net book value of the Company was not deemed to be a relevant factor because net book value only reflects the accounting history expressed in nominal dollars and not the potential of a going concern. The Board did not consider the Company's going concern value (generally regarded as the excess of market value over book value) as material to its determination as to the fairness of the Offer and the Merger because the Purchase Price is greater than both the Company's market value (as indicated by the recent trading prices of the Company's Class A Common Stock) as well as the Company's net book value. The Board did, however, consider the financial analyses of the Company performed by Banc of America Securities in connection with the rendering of its opinion and as presented by Banc of America Securities in its presentation to the Independent Directors and the Board on September 18, 2000. See "Special Factors--Opinion of the Financial Advisor to the Company."

(c) The "Selected Consolidated Financial Data" table and related footnotes under the section of the Offer to Purchase entitled "The Tender Offer--Certain Information Concerning the Company" are hereby amended and restated as follows:

                    SELECTED CONSOLIDATED FINANCIAL DATA(1)

                                             SIX MONTHS ENDED             FISCAL YEAR ENDED
                                                 JUNE 30,                    DECEMBER 31,
                                         -------------------------   ----------------------------
                                            2000          1999            1999           1998
                                         -----------   -----------   --------------   -----------
                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA
REVENUES:
  Royalty and other fee income.........  $ 8,269,000   $ 5,015,000    $ 12,689,000    $ 6,177,000
  Franchise application fees...........    2,437,000     1,978,000       5,089,000      3,006,000
                                         -----------   -----------    ------------    -----------
                                          10,706,000     6,993,000      17,778,000      9,183,000
                                         ===========   ===========    ============    ===========

                                             SIX MONTHS ENDED             FISCAL YEAR ENDED
                                                 JUNE 30,                    DECEMBER 31,
                                         -------------------------   ----------------------------
                                            2000          1999            1999           1998
                                         -----------   -----------   --------------   -----------
                                                (UNAUDITED)
EXPENSES:
  General and administrative...........    9,186,000     4,196,000      10,596,000      9,824,000
  Franchise sales commissions..........    2,261,000     1,863,000       4,878,000      2,216,000
  Depreciation and amortization........    1,170,000       673,000       1,612,000      1,388,000
  Interest income......................     (401,000)   (1,534,000)     (2,448,000)    (2,488,000)
  Interest expense.....................           --            --              --        762,000
  Bad debt reserves....................           --            --      17,057,000             --
                                         -----------   -----------    ------------    -----------
                                          12,216,000     5,198,000      31,695,000     11,702,000
                                         ===========   ===========    ============    ===========

INCOME (LOSS)FROM CONTINUING OPERATIONS
  BEFORE TAXES.........................   (1,510,000)    1,795,000     (13,917,000)    (2,519,000)
Income taxes...........................       19,000        86,000          60,000             --
                                         -----------   -----------    ------------    -----------
INCOME (LOSS) FROM CONTINUING
  OPERATIONS...........................   (1,529,000)    1,709,000     (13,977,000)    (2,519,000)
                                         -----------   -----------    ------------    -----------
DISCONTINUED OPERATIONS:
    Income (loss) from operations of
      discontinued management services
      (less income taxes of $0 and
      $1,000 for the six months ended
      June 30, 2000 and 1999,
      respectively, and $2,000 and $0
      for the years ended December 31,
      1999 and 1998, respectively).....   (1,279,000)      309,000         229,000       (365,000)
    Loss on disposal (less income taxes
      of $0)...........................     (698,000)           --              --             --
                                         -----------   -----------    ------------    -----------
Net income (after taxes)...............   (3,506,000)    2,018,000     (13,748,000)    (2,884,000)
                                         -----------   -----------    ------------    -----------
Ratio of earnings to fixed
  charges(2)...........................          N/A           N/A             N/A            N/A

                                             SIX MONTHS ENDED             FISCAL YEAR ENDED
                                                 JUNE 30,                    DECEMBER 31,
                                         -------------------------   ----------------------------
                                            2000          1999            1999           1998
                                         -----------   -----------   --------------   -----------
                                                (UNAUDITED)
PER SHARE DATA
Weighted average number of common
  shares outstanding...................   19,944,162    19,877,719      19,886,030     17,670,591
Weighted average number of common
  shares outstanding, assuming
  dilution.............................           --    20,041,993      19,886,030     17,670,591
Earnings (loss) per share from
  continuing operations--Basic.........  $     (0.08)  $      0.09    $      (0.70)   $     (0.14)
Earnings (loss) per share from
  discontinued operations--Basic.......  $     (0.10)  $      0.01    $       0.01    $     (0.02)
Net earnings (loss) per share--Basic...  $     (0.18)  $      0.10    $      (0.69)   $     (0.16)
Earnings per share from continuing
  operations--Diluted..................  $        --   $      0.09    $         --    $        --
Earnings per share from discontinued
  operations--Diluted..................  $        --   $      0.01    $         --    $        --
Net earnings per share--Diluted........  $        --   $      0.10    $         --    $        --
Book value per share...................  $      2.70   $      3.63    $       2.86    $      3.94

------------------------

(1) In the second quarter of 2000, the Company determined to cease providing management services to hotel properties except with respect to one hotel. The Company's twenty other remaining management contracts were terminated in June 2000 with management of the majority of the properties ceasing as of June 2, 2000. The management services operations have been classified as discontinued operations for the six months ended June 30, 2000 and the statement of operations data for prior periods have been restated.

(2) This is not applicable for each of the periods presented because the Company had no fixed charges for such periods.

                                           JUNE 30, 2000                   DECEMBER 31, 1999
                                           --------------                  ------------------
                                            (UNAUDITED)
BALANCE SHEET DATA
Total current assets.....................   $10,368,000                       $ 13,535,000
Promissory notes receivable..............    12,136,000                         12,259,000
Property and equipment, net..............     1,991,000                          1,864,000
Franchise rights, net....................    24,235,000                         24,691,000
Deferred commissions.....................     6,088,000                          6,525,000
Development subsidies....................    12,462,000                         10,837,000
Net long term assets from discontinued
  operations.............................            --                            393,000
Other assets, net........................     1,322,000                            491,000
                                            -----------                       ------------
Total assets.............................   $68,602,000                       $ 70,595,000
                                            ===========                       ============
Total current liabilities................   $ 7,884,000                       $  7,187,000
Deferred application fees................     6,852,000                          6,570,000
Total liabilities........................    14,736,000                         13,757,000
Redeemable common stock..................       324,000                            324,000
                                            -----------                       ------------
Total stockholders' equity...............    53,542,000                         56,514,000
                                            -----------                       ------------
Total liabilities and stockholders'
  equity.................................   $68,602,000                       $ 70,595,000
                                            ===========                       ============

(d) The section of the Offer to Purchase entitled "The Tender Offer--Certain Information Concerning the Company" is hereby supplemented to include the following new paragraph after the first paragraph after the "Forecasted Free Cash Flow of the Company" table:

           "Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information."

(e) The first sentence of the last paragraph under the section of the Offer to Purchase entitled "The Tender Offer--Certain Information Concerning the Company" is amended by deleting the phrase "under the Private Securities Litigation Reform Act of 1995."

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated: October 25, 2000

                                    SCHEDULE TO AND SCHEDULE 13E-3

                                          USFS ACQUISITION CO.

                                                       By:  /s/ DOUGLAS GEOGA
                                                            -----------------------------------------
                                                            Name Douglas Geoga
                                                            Title  President

                                                       SDI, INC.

                                                       By:  /s/ HAROLD S. HANDELSMAN
                                                            -----------------------------------------
                                                            Name Harold S. Handelsman
                                                            Title  Vice President

                                                       HSA PROPERTIES, INC.

                                                       By:  /s/ HAROLD S. HANDELSMAN
                                                            -----------------------------------------
                                                            Name Harold S. Handelsman
                                                            Title  Vice President

                                                       MERIDIAN ASSOCIATES, L.P.

                                                       By:  Meridian Investment, Inc.,
                                                            its general partner

                                                       By:  /s/ HAROLD S. HANDELSMAN
                                                            -----------------------------------------
                                                            Name Harold S. Handelsman
                                                            Title  Vice President

                                                       /s/ MICHAEL LEVEN
                                                       ---------------------------------------------
                                                       Michael Leven

                                                       /s/ ANDREA LEVEN
                                                       ---------------------------------------------
                                                       Andrea Leven

                                                       /s/ JONATHAN LEVEN
                                                       ---------------------------------------------
                                                       Jonathan Leven

                                                       /s/ ROBERT LEVEN
                                                       ---------------------------------------------
                                                       Robert Leven

                                                       /s/ ADAM LEVEN
                                                       ---------------------------------------------
                                                       Adam Leven

                                                       /s/ STEVEN ROMANIELLO
                                                       ---------------------------------------------
                                                       Steven Romaniello

                                    SCHEDULE 13E-3

                                          U.S. FRANCHISE SYSTEMS, INC.

                                                       By:  /s/ STEPHEN D. ARONSON
                                                            -----------------------------------------
                                                            Name Stephen D. Aronson
                                                            Title  Vice President, General Counsel
                                                                  and Secretary